Via Edgar

December 19, 2011

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Mining

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:      Cherokee Inc.

Form 10-K for Fiscal Year Ended January 29, 2011

Filed April 14, 2011

File No. 000-18640

Dear Ms. Jenkins:

Further to our telephone conversation on Thursday, December 15, 2011, Cherokee Inc. (“Cherokee”) is diligently working on its response to the letter of comment (the “Letter”) from Tia Jenkins, Senior Assistant Chief Accountant of the Office of Beverages, Apparel and Mining, Division of Corporate Finance of the Securities and Exchange Commission dated December 14, 2011. However, as a result of the upcoming holidays, Cherokee is unable to respond to the Letter within the time frame requested in the Letter.  Cherokee anticipates that it will submit such response during the week of January 9, 2011.

Please feel free to contact me, Cherokee’s Chief Financial Officer, at (818) 908-9868 ext 318 or by fax at (818) 475-1452 if you have any questions or comments relating to this response.

Sincerely,

Cherokee Inc.

/s/ Mark DiSiena

Mark DiSiena

Chief Financial Officer

cc:        Cherokee’s Audit Committee (Mr. Tim Ewing, Mr. Keith Hull, Mr. Dave Mullen)

Todd Van der Wel and Stephen Redmond, Moss Adams LLP

Scott Stanton, Morrison & Foerster LLP